Exhibit 7.1

Ratio of earnings to fixed charges

Years ended December 31,		2008	2007	2006	2005		2004
For the Allianz Group (IFRS)		3.1	4.5	4.8	1.0		1.0

Years ended December 31,		2008	2007	2006	2005		2004
		€ mn	€ mn	€ mn	€ mn		€ mn
For the Allianz Group (IFRS)	Income before income taxes and minority interests in earnings	5,473	10,563	9,563	7,829	1)	5,044	1)
	Add: Fixed charges	2,641	2,984	2,513	788		760

	Income before income taxes and minority interests in earnings before fixed charges	8,114	13,547	12,076	788		760

	Fixed charges:
	Interest expense	1,893	2,070	1,633	6,377	1)	5,688	1)
	Interest component of net periodic benefit cost	672	785	725	693		676
	Interest component of rental expenses	76	129	155	95		84

	Total fixed charges	2,641	2,984	2,513	788		760
	Ratio of earnings to fixed charges	3.1	4.5	4.8	1.0		1.0

1)	Figures for the years ended December 31, 2005 and December 31, 2004 do not reflect changes resulting from the discontinued operations of Dresdner Bank